January 15, 2013

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: American Equity Investment Life Holding Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 1, 2012
Form 8-K dated November 5, 2012
Filed November 6, 2012
File No. 001-31911

Dear Mr. Rosenberg:
We are responding to your comments in your letter dated December 21, 2012 with respect to our Form 10-K for the fiscal year ended December 31, 2011 and our Form 8-K dated November 5, 2012. We have copied each of the comments immediately preceding our response thereto.
Form 10-K for the Fiscal Year Ended December 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Amortization of deferred sales inducements, page 24
Amortization of deferred policy acquisition costs, page 24

1.
It appears from your disclosure that the litigation settlement in 2010 was one of the factors that impacted the amortization of deferred sales inducements and policy acquisition costs. Please explain to us your basis under GAAP to include the litigation settlement in your estimate of gross profits in computing amortization. Include in your response the specific authoritative literature to support your accounting.

Response: As part of the litigation settlement in 2010, we agreed to provide additional benefits to policyholders of approximately $36 million (Disclosed in Note 13. Commitments and Contingencies, Page F-45 of the Form 10-K for the fiscal year ended December 31, 2010). These additional benefits were in the form of additional interest sensitive and index product benefits (interest/index credits) or refunds of surrender charges previously incurred by policyholders. ASC 944-30-35-5 provides guidance on which costs are to be included in estimated gross profits. Interest credited to account balances and surrender charges are specifically referenced in ASC 944-30-35-5c and 944-30-35-5d, respectively, as items to be included in estimated gross profits.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
12. Life Insurance Subsidiaries, Page F-44

2.
Refer to certain 2011 statutory amounts that are labeled unaudited herein. We believe that amounts required in audited financial statements should not be marked unaudited. Please confirm to us that you will not include the unaudited labels in future periodic reports.

Response: Beginning with our Form 10-K filing for the year ending December 31, 2012, we will report the statutory information as required by GAAP and we will not include the "unaudited" label beginning with this filing.

3.	Further, please provide us proposed disclosure to be included in future periodic reports that addresses the following:

•
Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements as required by ASC 944-505-50-1b. In addition, you have provided the percentage by which total adjusted capital exceeds minimum required capital. Without disclosing the amount of total adjusted capital or the amount of minimum required capital, it is not clear whether the excess over the minimum required capital is significant. Further, it is not clear whether total adjusted capital and minimum required capital is comparable to total capital and surplus and capital and surplus necessary to meet regulatory requirements as required by ASC 944-505-50-1b. Please revise your disclosure accordingly.

•
With respect to your dividend restrictions, please revise to comply Rule 4-08(e)(1) of Regulation S-X to disclose the amount of retained earnings or net income restricted or free of restriction for the payment of dividends by American Equity Investment Life Holding Company to its stockholders.

•
Disclose the amounts of restricted net assets for your subsidiaries as of the end of the most recently completed fiscal year, or otherwise tell how your disclosure complies with Rule 4-08(e)(3)(ii) of Regulation S-X.

Response: Beginning with our Form 10-K filing for the year ending December 31, 2012, the following will be included in a footnote to our consolidated financial statements that will include statutory financial information, statutory restrictions on the payment of dividends and restricted net assets for our subsidiaries (values are for illustration purposes only):
12.   Statutory Financial Information
Statutory accounting practices prescribed or permitted by regulatory authorities for our life insurance subsidiaries differ from GAAP. Net income for our primary life insurance subsidiary as determined in accordance with statutory accounting practices was as follows:

	Years Ended December 31,
	2012	2011	2010
	(Dollars in thousands)
American Equity Life	—	169,365	177,311
Statutory capital and surplus for our primary life insurance subsidiary was as follows:

	December 31,
	2012	2011
	(Dollars in thousands)
American Equity Life	$—	$1,597,018

American Equity Life is domiciled in the state of Iowa and is regulated by the Iowa Insurance Division. Life insurance companies are subject to the National Association of Insurance Commissioners ("NAIC") risk-based capital (RBC) requirements which are intended to be used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized insurance companies for the purpose of initiating regulatory action. Calculations using the NAIC formula indicated that American Equity Life's ratio of total adjusted capital to the highest level of required capital at which regulatory action might be initiated (Company Action Level) is as follows:

	December 31,
	2012	2011
	(Dollars in thousands)
Total adjusted capital	$—	$1,655,205
Company Action Level RBC	—	479,023
Ratio of adjusted capital to Company Action Level RBC	—%	346%
Prior approval of regulatory authorities is required for the payment of dividends to American Equity Investment Life Holding Company ("Parent Company") by American Equity Life which exceed an annual limitation. American Equity Life may pay dividends without prior approval, unless such payments, together with all other such payments within the preceding twelve months, exceed the greater of (1) net gain from operations before net realized capital losses for the preceding calendar year or, (2) 10% of the Company's capital and surplus at the preceding year-end. The amount of dividends permitted to be paid by American Equity Life to its Parent Company without prior approval of regulatory authorities (no dividends were paid by any of our insurance subsidiaries for any of the years presented in these financial statements) is $XXX.X million as of December 31, 2012.
Response: The following is a proposed modification to our Note 9. Notes Payable and Amounts Due Under Repurchase Agreements that discloses our $160 million revolving line of credit and the covenants within that agreement to comply with Rule 4-08(e)(1) of Regulation S-X:
Under this agreement we are required to maintain a minimum risk-based capital ratio at American Equity Life of 275%; a maximum ratio of adjusted debt to total adjusted capital of 0.35; a minimum cash coverage ratio of 1.0; and a minimum level of statutory surplus at American Equity Life equal to the sum of 1) 80% of statutory surplus at December 31, 2010, 2) 50% of the statutory net income for each fiscal quarter ending after December 31, 2010, and 3) 50% of all capital contributed to American Equity Life after September 30, 2010. As of December 31, 2012, $XXX.X million is unrestricted and could be distributed to shareholders.

Form 8-K dated November 5, 2012
Exhibits 99.1 and 99.2

4.
Your disclosures of operating income at the beginning of the press release are non-GAAP measures and give greater prominence than the GAAP amounts. Your press release and financial supplement present non-GAAP adjustments on the face of GAAP statements of operations which result in non-GAAP statements of operating income. Please provide us proposed disclosures to be included in future filings that include disclosure that balance the non-GAAP measures with a discussion of the most comparable GAAP measure and that remove any non-GAAP financial statements. Please be sure that the revised disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures. Please refer to Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

Response: The following is a proposed excerpt for our press release regarding our 2012 year end and fourth quarter operating results:
WEST DES MOINES, Iowa (February 20, 2013) - American Equity Investment Life Holding Company (NYSE: AEL), a leading underwriter of index and fixed rate annuities, today reported net income for the year 2012 of $XXX.X million, or $X.XX per diluted common share, an increase/decrease of XX% from 2011 net income of $86.2 million or $1.37 per diluted common share. Non-GAAP operating income1 for the year 2012 was $XXX.X million, or $X.XX per diluted common share, an increase/decrease of XX% over 2011 operating income of $133.7 million or $2.12 per diluted common share. 2012 fourth quarter net income was $X.XX million, or $0.XX per diluted common share, which was an increase/decrease of XX% compared to fourth quarter 2011 net income of $49.7 million or $0.79 per diluted common share. 2012 fourth quarter non-GAAP operating income was $XX.X million, or $0.XX per diluted common share, an increase/decrease of XX% compared to 2011 fourth quarter operating income of $32.6 million or $0.52 per diluted common share.
1 In addition to net income (loss), we have consistently utilized operating income, operating income per common share and operating income per common share - assuming dilution, non-GAAP financial measures commonly used in the life insurance industry, as economic measures to evaluate our financial performance. Operating income equals net income (loss) adjusted to eliminate the impact of net realized gains and losses on investments including net OTTI losses recognized in operations, fair value changes in derivatives and embedded derivatives and the settlement of a class action lawsuit. Because these items fluctuate from quarter to quarter in a manner unrelated to core operations, we believe measures excluding their impact are useful in analyzing operating trends. We believe the combined presentation and evaluation of operating income together with net income (loss), provides information that may enhance an investor’s understanding of our underlying results and profitability.

The following is our proposed attachment to our press release with which we will be presenting non-GAAP financial measures with the related GAAP measure presented with greater prominence (values presented are for illustration purposes only):
Net Income (Loss) (Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
	(Dollars in thousands, except per share data)
Revenues:
Traditional life and accident and health insurance premiums	$—	$2,820	$—	$12,151
Annuity product charges	—	18,930	—	76,189
Net investment income	—	324,272	—	1,218,780
Change in fair value of derivatives	—	92,269	—	(114,728)
Net realized gains (losses) on investments, excluding other than temporary impairment ("OTTI") losses	—	698	—	(18,641)
OTTI losses on investments:
Total OTTI losses	—	(9,834)	—	(20,180)
Portion of OTTI losses recognized in other comprehensive income	—	(6,451)	—	(13,796)
Net OTTI losses recognized in operations	—	(16,285)	—	(33,976)
Total revenues	—	422,704	—	1,139,775

Benefits and expenses:
Insurance policy benefits and change in future policy benefits	—	1,588	—	7,870
Interest sensitive and index product benefits	—	154,440	—	775,757
Amortization of deferred sales inducements	—	48,889	—	71,781
Change in fair value of embedded derivatives	—	33,031	—	(105,194)
Interest expense on notes payable	—	7,910	—	31,633
Interest expense on subordinated debentures	—	3,542	—	13,977
Interest expense on amounts due under repurchase agreements	—	25	—	30
Amortization of deferred policy acquisition costs	—	78,323	—	143,478
Other operating costs and expenses	—	17,518	—	67,529
Total benefits and expenses	—	345,266	—	1,006,861
Income before income taxes	—	77,438	—	132,914
Income tax expense	—	27,739	—	46,666
Net income (loss)	—	49,699	—	86,248

Earnings per common share	$—	$0.83	$—	$1.45
Earnings per common share - assuming dilution	$—	$0.79	$—	$1.37
Weighted average common shares outstanding (in thousands):
Earnings per common share	—	59,641	—	59,482
Earnings per common share - assuming dilution	—	63,582	—	63,619

Non-GAAP Financial Measures1
Three months and Years ended December 31, 2012 and 2011 (Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
	(Dollars in thousands, except per share data)
Net income (loss)	$—	$49,699	$—	$86,248
Adjustments to arrive at operating income:
Net realized investment losses, including OTTI[2]	—	5,616	—	18,354
Change in fair value of derivatives and embedded derivatives[2]	—	(22,713)	—	29,051
Litigation reserve[2]	—	—	—	—
Operating income (a non-GAAP financial measure)[1]	$—	$32,602	$—	$133,653

Per diluted share:
Net income (loss)	$—	$0.79	$—	$1.37
Net realized investment losses, including OTTI	—	0.09	—	0.29
Changes in fair value of derivatives and embedded derivatives	—	(0.36)	—	0.46
Litigation reserve	—	—	—	—
Adjustment for non-dilutive effect of net loss	—	—	—	—
Operating income (a non-GAAP financial measure)[1]	$—	$0.52	$—	$2.12

1 In addition to net income (loss), we have consistently utilized operating income, operating income per common share and operating income per common share - assuming dilution, non-GAAP financial measures commonly used in the life insurance industry, as economic measures to evaluate our financial performance. Operating income equals net income (loss) adjusted to eliminate the impact of net realized gains and losses on investments including net OTTI losses recognized in operations, fair value changes in derivatives and embedded derivatives and the settlement of a class action lawsuit. Because these items fluctuate from quarter to quarter in a manner unrelated to core operations, we believe measures excluding their impact are useful in analyzing operating trends. We believe the combined presentation and evaluation of operating income together with net income (loss), provides information that may enhance an investor’s understanding of our underlying results and profitability.
2 Adjustments to net income (loss) to arrive at operating income are presented net of related adjustments to amortization of deferred sales inducements and deferred policy acquisition costs and net of income taxes.

The following is our proposed financial supplement presentations that present non-GAAP financial measures that will replace pages 4 - 6 of what was presented in the September 30, 2012 financial supplement (values presented are for illustration purposes only):
Non-GAAP Financial Measures
Three Months and Years ended December 31, 2012 and 2011 (Unaudited)
In addition to net income (loss), we have consistently utilized operating income, operating income per common share and operating income per common share - assuming dilution, non-GAAP financial measures commonly used in the life insurance industry, as economic measures to evaluate our financial performance. Operating income equals net income (loss) adjusted to eliminate the impact of net realized gains and losses on investments including net OTTI losses recognized in operations, fair value changes in derivatives and embedded derivatives and the settlement of a class action lawsuit. Because these items fluctuate from quarter to quarter in a manner unrelated to core operations, we believe measures excluding their impact are useful in analyzing operating trends. We believe the combined presentation and evaluation of operating income together with net income (loss), provides information that may enhance an investor’s understanding of our underlying results and profitability.

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
	(Dollars in thousands, except per share data)
Net income	$—	$49,699	$—	$86,248
Adjustments to arrive at operating income:
Net realized investment losses, including OTTI [1]	—	5,616	—	18,354
Change in fair value of derivatives and embedded derivatives [1]	—	(22,713)	—	29,051
Litigation reserve [1]	—	—	—	—
Operating income (a non-GAAP financial measure)	$—	$32,602	$—	$133,653

Per diluted share:
Net income	$—	$0.79	$—	$1.37
Net realized investment losses, including OTTI	—	0.09	—	0.29
Changes in fair value of derivatives and embedded derivatives	—	(0.36)	—	0.46
Litigation reserve	—	—	—	—
Adjustment for non-dilutive effect of net loss	—	—	—	—
Operating income (a non-GAAP financial measure)	$—	$0.52	$—	$2.12

1 Adjustments to net income (loss) to arrive at operating income are presented net of related adjustments to amortization of deferred sales inducements (DSI) and deferred policy acquisition costs (DAC) and net of income taxes.

Summary of Adjustments to Arrive at Non-GAAP Operating Income:

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
	(Dollars in thousands)
Net realized investment losses:
Net realized losses on investments, including OTTI	$—	$15,587	$—	$52,617
Amortization of DAC and DSI	—	(6,866)	—	(24,117)
Income taxes	—	(3,105)	—	(10,146)
	$—	5,616	$—	$18,354

Change in fair value of derivatives and embedded derivatives:
Change in fair value of derivatives and embedded derivatives	$—	$(84,412)	$—	$125,721
Amortization of DAC and DSI	—	49,032	—	(80,858)
Income taxes	—	12,667	—	(15,812)
	$—	$(22,713)	$—	$29,051

Litigation reserve:
Litigation reserve recorded in other operating costs	$—	$—	$—	$—
Amortization of DAC and DSI	—	—	—	—
Income taxes	—	—	—	—
	$—	$—	$—	$—

Net Income (Loss) and Non-GAAP Financial Measures
Quarterly Summary - Most Recent 5 Quarters (Unaudited)

	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011
	(Dollars in thousands, except per share data)
Revenues:
Traditional life and accident and health insurance premiums	$—	$3,300	$3,248	$3,222	$2,820
Annuity product charges	—	23,875	21,908	19,393	18,930
Net investment income	—	318,594	320,259	326,910	324,272
Change in fair value of derivatives	—	161,090	(150,847)	259,161	92,269
Net realized losses on investments, excluding OTTI	—	(1,238)	(611)	(6,076)	698
Net OTTI losses recognized in operations	—	(1,686)	(978)	(2,881)	(16,285)
Total revenues	—	503,935	192,979	599,729	422,704
Benefits and expenses:
Insurance policy benefits and change in future policy benefits	—	1,865	2,250	2,117	1,588
Interest sensitive and index product benefits	—	246,105	142,733	139,123	154,440
Amortization of deferred sales inducements	—	7,709	25,940	16,710	48,889
Change in fair value of embedded derivatives	—	188,201	(80,989)	359,066	33,031
Interest expense on notes payable	—	7,141	7,072	6,995	7,910
Interest expense on subordinated debentures	—	3,235	3,563	3,586	3,542
Interest expense on amounts due under repurchase agreements	—	—	—	—	25
Amortization of deferred policy acquisition costs	—	25,954	44,848	34,284	78,323
Other operating costs and expenses	—	36,170	18,902	21,713	17,518
Total benefits and expenses	—	516,380	164,319	583,594	345,266
Income before income taxes	—	(12,445)	28,660	16,135	77,438
Income tax expense	—	(4,616)	9,901	5,664	27,739
Net income (loss)	$—	$(7,829)	$18,759	$10,471	$49,699

Earnings (loss) per common share	$—	$(0.13)	$0.31	$0.18	$0.83
Earnings (loss) per common share - assuming dilution	$—	$(0.13)	$0.30	$0.16	$0.79

Adjustments to Net Income (Loss) to Arrive at Non-GAAP Operating Income:
Net income (loss)	$—	$(7,829)	$18,759	$10,471	$49,699
Net realized investment losses [1]	—	1,415	861	3,547	5,616
Change in fair value of derivatives and embedded derivatives [1]	—	19,000	7,736	15,742	(22,713)
Litigation reserve [1]	—	9,580	—	—	—
Operating income (a non-GAAP financial measure)	$—	$22,166	$27,356	$29,760	$32,602

Operating income per common share	$—	$0.35	$0.46	$0.50	$0.55
Operating income per common share - assuming dilution	$—	$0.34	$0.43	$0.46	$0.52

Weighted average common shares outstanding (in thousands):
Earnings (loss) per common share	—	62,504	59,943	59,701	59,641
Earnings (loss) per common share - assuming dilution	—	65,262	64,254	65,930	63,582
1 Adjustments to net income (loss) to arrive at operating income are presented net of related adjustments to amortization and deferred sales inducements and deferred policy acquisition costs and net of income taxes.

GAAP to Non-GAAP Operating Income Adjustments
Quarterly Summary - Most Recent 5 Quarters (Unaudited)

	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011
	(Dollars in thousands, except per share data)
Summary of Adjustments to Net Income (Loss) to Arrive at Non-GAAP Operating Income:
Net realized losses on investments	$—	$1,238	$611	$6,076	$(698)
Net OTTI losses recognized in operations	—	1,686	978	2,881	16,285
Change in fair value of derivatives	—	(96,232)	85,683	(283,265)	(93,544)

Amortization of deferred sales inducements	—	28,278	7,201	16,758	(17,368)
Change in fair value of embedded derivatives	—	(186,362)	56,826	(342,315)	(9,132)
Amortization of deferred policy acquisition costs	—	35,636	9,609	21,355	(24,798)
Other operating costs and expenses	—	(17,532)	—	—	—
Income tax expense	—	16,677	5,039	10,605	(9,562)
We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing,

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter, please call the undersigned at (515) 457-1980.
Sincerely,

/s/ Ted M. Johnson

Ted M. Johnson
Chief Financial Officer and Treasurer